ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Assets	March 31, 2011	December 31, 2011

Current assets:
Cash and cash equivalents	¥75,323	65,390
Short-term investments	12,651	-
Trade receivables, net	22,707	17,618
Inventories	23,493	33,320
Other current assets	2,995	8,063

Total current assets	137,169	124,391

Investment securities	7,432	5,827
Property, plant and equipment, net of accumulated	31,878	32,582
depreciation of 41,226 million yen and 38,274 million yen,
as of March 31, 2011 and December 31, 2011, respectively
Intangible assets, net of accumulated	874	15,628
amortization of 1,742 million yen and 3,360 million yen,
as of March 31, 2011 and December 31, 2011, respectively
Goodwill	645	34,599
Other assets	2,314	6,430

Total assets	¥180,312	219,457

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Balance Sheets (Unaudited)

	Yen (Millions)
Liabilities and Stockholders’ Equity	March 31, 2011	December 31, 2011

Current liabilities:
Trade accounts payable	¥11,729	13,713
Short term debt	-	40,548
Accrued expenses	7,329	8,847
Accrued warranty expenses	1,754	2,151
Customer prepayments	1,740	4,843
Other current liabilities	1,955	2,970

Total current liabilities	24,507	73,072

Accrued pension and severance costs	14,069	16,741
Other liabilities	3,604	4,636

Total liabilities	42,180	94,449

Commitments and contingent liabilities

Stockholders’ equity:
Common stock,
Authorized 440,000,000 shares; issued 199,566,770 shares	32,363	32,363
Capital surplus	40,628	42,104
Retained earnings	183,009	173,545
Accumulated other comprehensive income (loss)	(18,270)	(23,406)
Treasury stock, 26,294,819 shares and 26,295,394 shares
as of March 31, 2011 and December 31, 2011, respectively	(99,598)	(99,598)

Total stockholders’ equity	138,132	125,008

Total liabilities and stockholders’ equity	¥180,312	219,457

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2011

Net sales	¥77,538	95,155
Cost of sales	40,348	51,498

Gross profit	37,190	43,657

Research and development expenses	15,619	21,512
Selling, general and administrative expenses	15,618	27,468

Operating income (loss)	5,953	(5,323)

Other income (expense):
Interest and dividend income	278	291
Interest expense	(2)	(110)
Other, net	(1,094)	(2,947)

Total other income (expense)	(818)	(2,766)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	5,135	(8,089)

Income tax expense (benefit)	1,834	(358)
Equity in earnings (loss) of affiliated company	(30)	(1)

Net income (loss)	¥3,271	(7,732)

	Yen
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2011

Net income (loss) per share:
Basic	¥18.56	(44.62)
Diluted	18.56	(44.62)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Operations (Unaudited)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2010	December 31, 2011

Net sales	¥25,445	30,695
Cost of sales	13,534	17,299

Gross profit	11,911	13,396

Research and development expenses	5,281	7,688
Selling, general and administrative expenses	5,417	8,748

Operating income (loss)	1,213	(3,040)

Other income (expense):
Interest and dividend income	78	106
Interest expense	(0)	(44)
Other, net	(263)	(438)

Total other income (expense)	(185)	(376)

Income (loss) before income taxes and equity
in earnings (loss) of affiliated company	1,028	(3,416)

Income tax expense (benefit)	329	(189)
Equity in earnings (loss) of affiliated company	(21)	34

Net income (loss)	¥678	(3,193)

	Yen
	Three months ended	Three months ended
	December 31, 2010	December 31, 2011

Net income (loss) per share:
Basic	¥3.91	(18.43)
Diluted	3.91	(18.43)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Loss) (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2011

Comprehensive income (loss)
Net income (loss)	¥3,271	(7,732)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(4,330)	(4,975)
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	(348)	(1,076)
Less reclassification adjustments for net
gains (losses) realized in earnings	222	813
Net unrealized gains (losses)	(126)	(263)

Pension related adjustment	210	165
Net unrealized gains (losses) on derivative instruments	-	(63)

Total other comprehensive income (loss)	(4,246)	(5,136)

Total comprehensive income (loss)	¥(975)	(12,868)

	Yen (Millions)
	Three months ended	Three months ended
	December 31, 2010	December 31, 2011

Comprehensive income (loss)
Net income (loss)	¥678	(3,193)
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(918)	1,109
Net unrealized gains (losses) on investment securities：
Net unrealized gains (losses) arising
during the period	114	54
Less reclassification adjustments for net
gains (losses) realized in earnings	-	128
Net unrealized gains (losses)	114	182

Pension related adjustment	70	11
Net unrealized gains (losses) on derivative instruments	-	2

Total other comprehensive income (loss)	(734)	1,304

Total comprehensive income (loss)	¥(56)	(1,889)

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION
AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Unaudited)

	Yen (Millions)
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2011

Cash flows from operating activities:
Net income (loss)	¥3,271	(7,732)
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Depreciation and amortization	3,100	4,958
Deferred income taxes	353	(1,186)
Stock option compensation expense	110	408
Impairment losses on investment securities	452	1,454
Changes in assets and liabilities, net of effect of acquisition:
Trade receivables	(11,076)	6,202
Inventories	(8,011)	444
Trade accounts payable	5,949	(325)
Accrued expenses	603	(2,308)
Accrued warranty expenses	(309)	202
Accrued pension and severance costs	214	179
Other	3,358	3,038

Net cash provided by (used in) operating activities	(1,986)	5,334

Cash flows from investing activities:
(Increase) decrease in short-term investments	(13,745)	14,375
Proceeds from sale of available-for-sale securities	6	10,262
Acquisition of subsidiary, net of cash acquired	-	(57,145)
Proceeds from sale of property, plant and equipment	5	67
Purchases of property, plant and equipment	(1,894)	(4,303)
Purchases of intangible assets	(172)	(234)
Other	72	34

Net cash used in investing activities	(15,728)	(36,944)

Cash flows from financing activities:
Increase in short term debt	-	41,146
Redemption of senior convertible notes of acquired subsidiary	-	(13,742)
Purchases of treasury stock	(10,266)	(1)
Dividends paid	(1,709)	(1,678)
Other	0	(11)

Net cash provided by (used in) financing activities	(11,975)	25,714

Net effect of exchange rate changes on cash and cash equivalents	(3,101)	(4,037)

Net change in cash and cash equivalents	(32,790)	(9,933)

Cash and cash equivalents at beginning of period	96,439	75,323

Cash and cash equivalents at end of period	¥63,649	65,390

The accompanying notes, together with the Notes to Consolidated Financial Statements included in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011 are an integral part of the consolidated financial statements.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

(1)  Accounting Principles, Procedures and the Presentation of the Consolidated Financial Statements

(a)	Terminology, Form and Method of Preparation of the Consolidated Financial Statements

Advantest Corporation (the “Company”) and its consolidated subsidiaries (collectively “Advantest”) prepare its consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”).  U.S. GAAP is codified in the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”), which is the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities.
Advantest prepared the accompanying interim consolidated financial statements in conformity with U.S. GAAP, consistent in all material respects with those applied in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011.
The interim financial statements are unaudited, but reflect all normal adjustments that are, in the opinion of management, necessary to provide a fair presentation of results for the interim periods presented.  This interim information should be read with the consolidated financial statements in Advantest’s Annual Report on Form 20-F for the year ended March 31, 2011.

(b)	Preparation of the Consolidated Financial Statements and Registration with the U.S. Securities and Exchange Commission

The Company became listed on the New York Stock Exchange on September 17, 2001 (local time) by means of an issuance of American Depository Shares, and has been filing a Form 20-F (equivalent to the Annual Securities Report in Japan) with the U.S. Securities and Exchange Commission since the year ended March 31, 2002.  Advantest prepares the consolidated financial statements in its Form 20-F in accordance with U.S. GAAP.

(c)	Significant differences from the preparation of financial statements under Japanese GAAP

Of the accounting principles, procedures and method of presentation adopted by Advantest, the following is a brief summary description of the significant differences from the preparation of financial statements using the accounting principles, procedures and methods of presentation under Japanese GAAP, as required under the Financial Instruments and Exchange Law of Japan:

(i) Allowance for compensated absences
An allowance is provided for the right of employees to receive compensated absences in the future.

(ii) Accrued pension and severance costs
The funded status, which is the difference between the fair value of plan assets and the projected benefit obligation, of pension plans is recognized in the consolidated balance sheets.

(iii) Business Combination
Goodwill arising from business combination is not amortized, but instead is tested for impairment at least annually. Acquisition related costs are expensed as incurred.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

(iv) Stock option
Expired unused gains from stock based compensation are not recognized in the case of expiration of stock option.

(2) Description of Business and Summary of Significant Accounting Policies and Practices

(a)	Description of Business

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products.

Description of the business by segment is as follows:

The semiconductor and component test system segment provides customers with test system products for the semiconductor industry and the electronic parts industry.  Product lines provided in the semiconductor and component test system segment include test systems for memory semiconductors for memory semiconductor devices and test systems for SoC (“System-on-a-Chip”) semiconductors for non memory semiconductor devices.

The mechatronics system segment provides product lines such as test handlers, mechatronic-applied products for handling semiconductor devices, device interfaces that serve as interfaces with the devices that are measured and operations related to nano-technology products.

The services, support and others segment consists of comprehensive customer solutions provided in connection with the above segments, support services, equipment lease business and others.

(b)	Accounting Changes and Accounting Standards Not Yet Adopted

On April 1, 2011, the Company and its domestic subsidiaries elected to change the method of depreciating fixed assets from the fixed-percentage-on-declining base application to the straight line method.
The Company analyzed the sales mixture of memory and non-memory business to evaluate the future production requirements and pattern of benefit from utilizing its fixed assets. Based on this analysis, Advantest and its domestic subsidiaries believe that the straight line method of depreciation is preferable as it better reflects the pattern of consumption of the future benefits to be derived from those assets being depreciated and provides a better matching of costs and revenues over the assets’ estimated useful lives, in light of product life cycles and current change in product mix to expand non-memory business. In accordance with ASC250 “Accounting Changes and Error corrections”, this change in depreciation method represents a change in accounting estimate effected by a change in accounting principle.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Accordingly, the effects of the change are accounted for prospectively beginning with the period of change and prior period results have not been restated. The change in depreciation method improved operating results by ¥432 million and ¥146 million for the nine and three months ended December 31, 2011, respectively. The share effects were decreases of ¥2.49 and ¥0.84 for the nine and three months ended December 31, 2011, respectively.

In October 2009, the FASB amended the accounting guidance for revenue recognition under multiple-deliverable arrangements.  The guidance modifies the criteria for separating deliverables and allocating consideration in multiple-deliverable arrangements.  The allocation of revenue is based on estimated selling price if neither vendor-specific objective evidence nor third-party evidence of selling price is available.  The guidance was adopted by Advantest in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In October 2009, the FASB amended accounting guidance for software revenue recognition.  This guidance changes the accounting model for revenue arrangements that include both tangible products and software elements.  It provides guidance on how to determine which software, if any, relating to the tangible product would be excluded from the scope of the software revenue guidance.  The guidance was adopted by Advantest in the first quarter 2011.  The adoption of the guidance did not have a significant impact on its consolidated results of operations and financial condition.

In September 2011, the FASB amended the accounting guidance for testing goodwill for impairment. This new guidance gives entities the option to perform the two-step process only if they first perform a qualitative assessment to determine whether it is more likely than not (a likelihood of more than 50%) that the fair value of a reporting unit is less than its carrying amount and conclude that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The guidance is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 with early adoption permitted. The guidance is required to be adopted by Advantest in the first quarter beginning April 1, 2012.  Advantest is currently evaluating the timing and the effect that this adoption will have on its consolidated results of operations and financial condition.

(c)	Reclassification

Certain reclassifications have been made to the prior year’s consolidated financial statements to conform to the current quarter and year-to-date presentation.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

(3) Business Combinations

On July 4, 2011, Advantest acquired all outstanding ordinary shares of Verigy, for US$15.00 per share in cash. In addition, as part of the consideration in the acquisition, Advantest assumed the obligation for stock options which had been granted by Verigy to certain directors and employees.

Summary of the total purchase price is as follows.
Yen (Millions)
Cash paid	77,661
Assumed stock options	1,068
Total purchase price	78,729

The purchase price was funded with existing cash and borrowings from commercial banks.  As a result, short term debt increased ¥40,548 million.
Acquisition-related costs for the nine months ended December 31, 2011 were ¥1,285 million and there were no acquisition-related costs for the three months ended December 31, 2011.  These costs are included in “Selling, general and administrative expenses” in the consolidated statements of operations. Acquisition related costs incurred in periods prior to March 31, 2011 were ¥656 million.
Verigy has historically been strong in the non-memory tester and research and development markets in North America and Europe. The complementary strengths in products, customer base, research and development, sales and service are expected to enhance combined company’s competitiveness in the global market. The acquisition will allow Advantest to provide more and better diversified solutions to its customers in the semiconductor test equipment sector.

This acquisition was accounted for using the acquisition method.
The following table summarizes the allocation of the purchase price based on a preliminary estimate of the fair value of assets acquired and liabilities assumed as follows.
Yen (Millions)
Assets acquired and liabilities assumed
Cash and cash equivalents	20,516
Inventories	11,013
Other current assets	18,442
Property, plant and equipment	3,316
Intangible assets	16,899
Goodwill	35,185
Other noncurrent assets	3,383
Current liabilities	10,055
Non-current liabilities	19,970
Net assets acquired	78,729
Purchase Price	78,729
The above amounts may change as additional information related to values of acquired assets and assumed liabilities becomes available during the measurement period.
Intangible assets acquired, which are subject to amortization, consist of customer relationships of ¥2,183 million, patented technologies of ¥4,279 million, developed technologies of ¥6,115 million, and other intangible assets of ¥4,322 million.  Advantest has estimated the weighted average amortization period for the customer relationship, patented technologies and developed technologies to be 8 years, 9 years and 8 years, respectively. The weighted average amortization period for all intangible assets is approximately 8 years.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Goodwill is attributable primarily to expected synergies from combining operations of Verigy and Advantest.  None of the goodwill is expected to be deductible for income tax purposes.
Non-current liabilities assumed include liabilities for unrecognized tax benefits resulting from uncertain tax positions of ¥1,646 million.
Advantest is currently evaluating the fair values to be assigned to assets and liabilities of Verigy at the acquisition date, and therefore the goodwill is not allocated to reporting units.
Net Sales and loss before income taxes of Verigy that are included in the consolidated statements of operations for the nine months ended December 31, 2011 are ¥16,179 million and ¥6,047 million and for the three months ended December 31, 2011 are ¥8,660 million and ¥1,949 million, respectively.

The following represents the unaudited pro forma results of operations of Verigy for the nine months ended December 31, 2010 and 2011, as if the acquisition of Verigy had occurred on April 1, 2010. The pro forma information does not necessarily reflect the actual results of operations had the acquisition been consummated at April 1, 2010, nor is it necessarily indicative of future operating results. The pro forma information does not give effect to any potential revenue enhancements, cost synergies or other operating efficiencies that could result from the acquisition (other than those realized subsequent to the July 4, 2011 acquisition date).

	Yen (Millions)
	Nine months ended December 31, 2010	Nine months ended December 31, 2011
Pro forma net sales	115,784	104,001
Pro forma income (loss) before income taxes	(374)	(6,684)

The pro forma result for the nine months ended December 31, 2010 includes an increase in cost of sales by ¥3,852 million due to the acquired inventory fair value adjustment and amortization expense related to intangible assets of ¥2,359 million.

(4) Short-term Investments

Short-term investments consist of time deposit with fixed maturities greater than three months and Japanese money trusts with fixed maturities of three months, which are carried at cost, based on the characteristics of its fixed maturities, fixed interest rates, restriction of early redemption and non negotiability. The Japanese money trusts amounted to ¥12,000 million at March 31, 2011. There is no balance for the Japanese money trusts at December 31, 2011.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

(5) Inventories

Inventories at March 31, 2011 and December 31, 2011 are composed of the following:

	Yen (Millions)
	March 31, 2011	December 31, 2011

Finished goods	¥5,681	11,101
Work in process	12,243	11,709
Raw materials and supplies	5,569	10,510

	¥23,493	33,320

(6) Goodwill
The changes in the carrying amount of goodwill for the nine months ended December 31, 2011 are as follows.

	Yen (Millions)
	Nine months ended December 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Unallocated	Total
Balance at beginning of period	¥645	-	-	-	645
Acquisition of Verigy	-	-	-	35,185	35,185
Translation adjustments	-	-	-	(1,231)	(1,231)
Balance at end of period	¥645	-	-	33,954	34,599

The company is currently evaluating the fair values to be assigned to assets and liabilities of Verigy at the acquisition date and therefore the goodwill is not allocated to reporting units.
No goodwill was impaired during the nine months ended December 31, 2011. Also, Advantest does not have any accumulated impairment losses for goodwill balances as of December 31, 2011.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

(7) Investment Securities

Debt and marketable equity securities are classified as available-for-sale securities.  The acquisition cost, gross unrealized gains, gross unrealized losses and fair value at March 31, 2011 and December 31, 2011 were as follows:

	Yen (Millions)
	March 31, 2011

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥4,309	1,455	156	5,608
Debt securities	-	-	-	-
	¥4,309	1,455	156	5,608

	Yen (Millions)
	December 31, 2011

	Acquisition cost	Gross unrealized gains	Gross unrealized losses	Fair value
Noncurrent:
Available-for-sale:
Equity securities	¥3,388	1,015	221	4,182
Debt securities	396	-	-	396
	¥3,784	1,015	221	4,578

Equity securities consist primarily of stocks issued by Japanese listed companies.  Debt securities are auction rate securities that are securities that are structured with interest rate reset periods of generally less than ninety days but with contractual maturities that can be well in excess of 10 years.  At the end of each interest rate reset period, investors can buy, sell or continue to hold the securities at par.  Advantest has classified all of the auction rate securities as long-term as of December 31, 2011, as the ability to liquidate such securities in the next 12 months in uncertain.

Proceeds from the sale of available-for-sale securities and gross realized gains on the sale of available-for-sale securities for the nine months and three months ended December 31, 2010 were insignificant.  No gross losses were realized on the sale of available-for-sale securities.  Proceeds from the sale of available-for-sale securities for the nine months and three months ended December 31, 2011 were ¥10,262 million and ¥500 million.  Gross realized gains on available-for-sales securities for the nine months ended December 31, 2011 were ¥19 million.  Gross realized gains on available-for-sales securities for the three months ended December 31, 2011 were insignificant.  No gross losses were realized on the sale of available-for-sale securities.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Net realized gains and losses of the sale of available-for-sale securities are based on the averaged cost method and are included in “other income (expense)” in the consolidated statements of operations.

For the nine months ended December 31, 2010, Advantest recognized impairment losses of ¥377 million on available-for-sale securities, which were considered other-than-temporarily impaired and wrote them down to the fair value. There were no impairment losses on available-for sale securities, which were not considered other-than-temporarily impaired for the three months ended December 31, 2010.  For the nine months and three months ended December 31, 2011, Advantest recognized impairment losses of ¥1,259 million and ¥109 million on available-for-sale securities, which were considered other-than-temporarily impaired.

Gross unrealized losses on available-for-sale securities and the fair value of the related securities, aggregated by length of time that individual securities have been in a continuous unrealized loss position, at March 31, 2011 and December 31, 2011, were as follows:

	Yen (Millions)
	March 31, 2011
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥2,019	130	237	26

	Yen (Millions)
	December 31, 2011
	Less than 12 months		12 months or longer
	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses
Noncurrent:
Available-for-sale:
Equity securities	¥947	215	186	6

Advantest maintains non-marketable equity securities, which are recorded at cost and included in “investment securities” in the consolidated balance sheets.  The carrying amounts of non-marketable equity securities were ¥1,824 million and ¥1,249 million at March 31, 2011 and December 31, 2011, respectively.  For certain non-marketable equity securities which Advantest identified events or changes in circumstances that might have had significant adverse effect on the fair value of the investments, the fair value approximates the carrying value.  Advantest had not estimated the fair value of the majority of these non-marketable equity securities aggregating ¥1,812 million and ¥849 million at March 31, 2011 and December 31, 2011, respectively, since it was not practicable to estimate the fair value of the investments due to the lack of readily determinable fair values and difficulty in estimating fair value without incurring excessive cost.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

(8) Derivative Financial Instruments

Advantest uses derivative instruments primarily to manage exposures to foreign currency. The primary objective in holding derivatives is to reduce the volatility of earnings and cash flows associated with changes in foreign currency. The program is not designated for trading or speculative purposes. Derivative financial instruments contain an element of risk in the event the counterparties are unable to meet the terms of the agreements. However, Advantest minimizes risk exposure by limiting the counterparties to major international banks and financial institutions meeting established credit guidelines. Management of Advantest does not expect any counterparty to default on its obligations and, therefore, does not expect to incur any losses due to counterparty default on its obligations. Advantest generally does not require or place collateral for these derivative financial instruments.

In accordance with U.S. GAAP, Advantest recognizes derivative instruments as either assets or liabilities on the balance sheet at fair value. Changes in fair value of the derivatives are recorded as cost of sales, operating expenses, other income (expense), or as accumulated other comprehensive income (loss).

Cash Flow Hedges
Advantest uses forward contracts designated as cash flow hedges to hedge a portion of future forecasted purchases in Singapore dollar and Euro. Changes in the fair value of derivatives that do not qualify for hedge accounting treatment, as well as the ineffective portion of hedges, if any, are recognized in the consolidated statement of operations. The effective portion of the foreign exchange gain (loss) is reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity and is reclassified into the consolidated statement of operations when the hedged transaction affects earnings. All amounts included in accumulated other comprehensive income (loss) as of December 31, 2011 will generally be reclassified into earnings within twelve months. Changes in fair value of foreign exchange contracts due to changes in time value are excluded from the assessment of effectiveness and are recognized in earnings. If the transaction being hedged fails to occur, or if a portion of any derivative is deemed to be ineffective, Advantest will recognize the gain (loss) on the associated financial instrument in other income (expense) in the consolidated statement of operations. Advantest did not have any ineffective hedges during the periods presented. There were no outstanding forward contracts in place that hedged future purchases at March 31, 2011. As of December 31, 2011, the notional amounts of outstanding forward contracts in place that hedged future purchases were approximately ¥1,237 million. The forward contracts cover future purchases that are expected to occur over the next twelve months.

Derivatives not designated as hedges
Other derivatives not designated as hedging instruments consist primarily of forward contracts to reduce Advantest’s risk associated with exchange rate fluctuations, as gains and losses on these contracts are intended to offset exchange losses and gains on underlying exposures. Changes in fair value of foreign exchange contracts are recognized in earnings under the caption of other income (expense).

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Advantest had foreign exchange contracts to exchange currencies among Japanese yen, US dollar and Euro at March 31, 2011 and December 31, 2011. The notional amounts of outstanding forward contracts for foreign currency purchases were approximately ¥142 million and ¥5,335 million, and the outstanding forward contracts for foreign currency sales were ¥466 million and ¥ 833 million at March 31, 2011 and December 31, 2011, respectively.

Fair Value of Derivative Contracts
Fair value of derivative contracts at March 31, 2011 and December 31, 2011 was as follows:

Derivatives designated as hedging instruments

Yen (Millions)
	March 31, 2011		December 31, 2011
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥-	Other current assets	-

Liabilities
Foreign exchange contracts	Other current liabilities	¥-	Other current liabilities	87

Derivatives not designated as hedging instruments

	Yen (Millions)
	March 31, 2011		December 31, 2011
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Assets
Foreign exchange contracts	Other current assets	¥24	Other current assets	7

Liabilities
Foreign exchange contracts	Other current liabilities	¥6	Other current liabilities	44

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Effect of Designated Derivative Contracts on Accumulated Other Comprehensive Income (Loss)
Amounts of gain (loss) recognized in other comprehensive income (loss) (effective portion) for the nine months and the three months ended December 31, 2010 and 2011 were as follows:

	Yen (Millions)
	Nine months ended December 31
	Amount of gain (loss) recognized in OCI on derivatives (effective portion)		Location	Gain (loss) reclassified from accumulated OCI into Earnings (effective portion)
	2010	2011		2010	2011
Foreign exchange contracts	¥ -	(63)	Cost of Sales	¥ -	(1)
			Operating Expenses	¥ -	(1)

	Yen (Millions)
	Three months ended December 31
	Amount of gain (loss) recognized in OCI on derivatives (effective portion)		Location	Gain (loss) reclassified from accumulated OCI into Earnings (effective portion)
	2010	2011		2010	2011
Foreign exchange contracts	¥ -	2	Cost of Sales	¥ -	(1)
			Operating Expenses	¥ -	(1)

Foreign exchange contracts designated as cash flow hedges relate to employee payroll and benefits as well as other costs primarily related to manufacturing and research and development. The associated gains and losses are expected to be recorded in cost of sales and operating expenses when reclassified from accumulated other comprehensive income (loss).

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Effect of derivative instruments on the consolidated statements of income
The effect of derivative instruments on the consolidated statements of operations was as follows:

Derivatives designated as hedging instruments

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Nine months ended December 31, 2010	Nine months ended December 31, 2011

Foreign exchange contracts	Other income (expense)	¥ -	(2)

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Three months ended December 31, 2010	Three months ended December 31, 2011

Foreign exchange contracts	Other income (expense)	¥ -	(2)

Derivatives not designated as hedging instruments

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Nine months ended December 31, 2010	Nine months ended December 31, 2011

Foreign exchange contracts	Other income (expense)	¥ 212	607

		Yen (Millions)
	Location of gain (loss) recognized in income on derivatives	Amount of gain (loss) recognized in income on derivatives
		Three months ended December 31, 2010	Three months ended December 31, 2011

Foreign exchange contracts	Other income (expense)	¥ 48	5

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

(9) Fair Value Measurement

Disclosure about the fair value of Financial Instruments
The following table presents the carrying amounts and estimated fair values of Advantest’s financial instruments at March 31, 2011 and December 31, 2011, except for cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, short term debt, accrued expenses and other current liabilities for which fair value approximate their carrying amounts.  Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument.  These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision.  Changes in assumptions could significantly affect the estimates.

	Yen (Millions)
	March 31, 2011		December 31, 2011
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets:
Investment securities
Available-for-sale securities	¥5,608	5,608	¥4,578	4,578
Foreign exchange contracts	24	24	7	7
Financial liabilities:
Foreign exchange contracts	6	6	131	131

The carrying amounts of available-for-sale securities are included in the consolidated balance sheets under investment securities.  The carrying amounts of foreign exchange contracts are included in other current assets and other current liabilities.

The following methods and assumptions are used to estimate the fair value of each class of financial instruments:

Cash and cash equivalents, short-term investments, trade receivables, other current assets, trade accounts payable, short term debt, accrued expenses and other current liabilities:  The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities:  The fair values of available-for-sale equity securities are based on quoted market prices at the reporting date for those investments.  The fair values of available-for-sale debt securities are based on unobservable inputs as the market for the assets was not active at the measurement date.

Foreign exchange contracts:  The fair value of foreign exchange contracts are estimated by obtaining quotes from financial institutions.

Fair Value Hierarchy
US GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date.  Additionally the inputs to valuation techniques used to measure fair value are prioritized into the following three levels:

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.
Level 2 - Observable inputs other than quoted prices included within Level 1 for the asset or liability, either directly or indirectly.
Level 3 - Unobservable inputs for the asset or liability.

Assets / Liabilities Measured at Fair Value on a Recurring Basis
As of March 31, 2011 and December 31, 2011, carrying amount of financial assets and liabilities that were measured at fair value on a recurring basis by level was as follows:

		Yen (Millions)
		Fair Value Measurements at March 31, 2011
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Available-for-sale equity securities	¥5,608	5,608	-	-
Foreign exchange contracts	24	-	24	-
Total assets measured at fair value	5,632	5,608	24	-
Financial Liabilities
Foreign exchange contracts	6	-	6	-
Total liabilities measured at fair value	¥6	-	6	-

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

		Yen (Millions)
		Fair Value Measurements at December 31, 2011
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Available-for-sale equity securities	¥4,182	4,182	-	-
Available-for-sale debt securities	396	-	-	396
Foreign exchange contracts	7	-	7	-
Total assets measured at fair value	4,585	4,182	7	396
Financial Liabilities
Foreign exchange contracts	131	-	131	-
Total liabilities measured at fair value	¥131	-	131	-

The table does not include assets and liabilities which are measured at historical cost or any basis other than fair value. Advantest’s financial assets and liabilities measured at fair value consist of available-for-sale debt and equity securities and foreign exchange contracts. Adjustments to fair value of available-for-sale equity securities are recorded as an increase or decrease, net of tax, in accumulated other comprehensive income (loss) except where losses are considered to be other than temporary, in which case the losses are recorded in impairment losses on investment securities.  Changes in fair value of foreign exchange contracts are recorded as cost of sales, operating expenses, other income (expense), or as accumulated other comprehensive income (loss).

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Changes in the Level 3 financial assets and liabilities measured on a recurring basis for the nine months and three months ended December 31, 2011 were as follows:

	Yen (Millions)
	Nine months ended December 31, 2011
	Debt Securities	Total

Balance at beginning of period	¥-	-
Acquisition of Verigy	1,685	1,685
Sales	(1,247)	(1,247)
Translation adjustments	(42)	(42)

Balance at end of period	¥396	396

	Yen (Millions)
	Three months ended December 31, 2011
	Debt Securities	Total

Balance at beginning of period	¥391	391
Acquisition of Verigy	-	-
Sales	-	-
Translation adjustments	5	5

Balance at end of period	¥396	396

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Assets / Liabilities Measured at Fair Value on a Nonrecurring Basis
As of March 31, 2011 and December 31, 2011, carrying amount of financial assets and liabilities, which were measured at fair value on a nonrecurring basis by level during the year ended March 31, 2011 and for the nine months ended December 31, 2011, was as follows:

		Yen (Millions)
		Fair Value Measurements
		at March 31, 2011
		Quoted Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs	Total gains (losses) for the year ended March 31, 2011
	Total	(Level 1)	(Level 2)	(Level 3)
Financial Assets
Non-marketable equity securities	¥12	-	-	12	(86)

Total gains (losses) for assets held as of March 31, 2011					(86)

		Yen (Millions)
		Fair Value Measurements
		at December 31, 2011
	Total	Quoted Prices in Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total gains (losses) for the nine months ended December 31, 2011
Financial Assets

Non-marketable equity securities	¥400	-	-	400	(195)
Assets held for sale	1,472	-	-	1,472	(920)
Total assets measured at fair value	1,872	-	-	1,872

Total gains (losses) for assets held as of December 31, 2011					(1,115)

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Advantest recognized impairment losses of non-marketable equity securities when their fair values were below the carrying amounts and the decline in fair values was considered to be other than temporary.  The fair value of non-marketable equity securities is based on quoted prices in markets that are not active at the reporting date, or present value of expected future cash flows for those investments.  For the nine months ended December 31, 2011, Advantest recognized an impairment loss of ¥920 million on certain building and land included as a corporate asset that was reclassified as assets held for sale.  The impairment loss was included in selling, general and administrative expenses in the accompanying consolidated statements of operations.  The fair value of the assets held for sale was reclassified to other current assets on the consolidated balance sheets.  The fair value is classified as Level 3 because significant unobservable inputs were involved in the fair value measurements.

(10) Income Taxes
As of December 31, 2010 and 2011, the estimated annual effective tax rate for FY2010 and FY2011 differ from the 40.4 percent statutory income tax rate primarily due to effects of separate company income tax reporting positions and related impacts of valuation allowance on deferred tax assets, and effects of foreign income tax rates, respectively.

(11) Stock-Based Compensation

In July 2011, stock options were issued to directors, corporate auditors, executive officers and employees of the Company and directors and employees of its domestic and foreign subsidiaries under a stock option plan approved by the Board of Directors.  The number of granted shares totaled 988,000.  Options were granted with an exercise price of ¥1,529 per share that is equal to the higher of (1) 1.05 times the average price of the Company’s common shares of the preceding month on the date of grant and (2) the closing price of the Company’s common shares traded on the Tokyo Stock Exchange on the date of grant.  The options have an exercise period of 4 years and are exercisable from April 1, 2012.

In connection with the acquisition of Verigy, the Company assumed the stock options previously granted to Verigy directors and employees. Therefore, replacement options were granted for all 89 types of stock options which had been granted with varying exercise prices and exercise periods to the directors and employees of Verigy and its subsidiaries under a stock option plan approved by the Board of Directors of Advantest. The terms and conditions of the granted options are substantially the same as those for the Verigy stock options. The number of granted shares totaled 2,387,046.  Options were granted with exercise prices from ¥620 to ¥2,748 per share. All options are exercisable from July 20, 2011. The options have expiration dates from July 29, 2011 to January 31, 2018.

In August 2011, stock options were issued to executive officers of the Company and directors and employees of its domestic and foreign subsidiaries under a stock option plan approved by the Board of Directors.  The number of granted shares totaled 658,000.  Options were granted with an exercise price of ¥1,529 per share. The options have an exercise period of 4 years and are exercisable from April 1, 2012.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Stock based compensation expense recognized were ¥110 million and ¥408 million for the nine  months ended December 31, 2010 and 2011, and ¥55 million and ¥190 million for the three months ended December 31 2010 and 2011, which were included in selling, general and administrative expenses. The tax benefits were ¥39 million and ¥96 million for the nine months ended December 31, 2010 and 2011, and ¥19 million and ¥51 million for the three months ended December 31, 2010 and 2011.

(12)  Accrued Pension and Severance Costs

The components of net periodic benefit cost recognized are as follows:
	Yen (Millions) Nine months ended
	December 31, 2010	December 31, 2011

Service cost	¥1,040	1,186
Interest cost	543	731
Expected return on plan assets	(364)	(471)
Amortization of unrecognized:
Net actuarial (gain) or loss	365	384
Prior service (benefit) cost	(132)	(132)
Others	–	(18)

Net periodic benefit cost	¥1,452	1,680

	Yen (Millions) Three months ended
	December 31, 2010	December 31, 2011

Service cost	¥353	417
Interest cost	181	258
Expected return on plan assets	(121)	(185)
Amortization of unrecognized:
Net actuarial (gain) or loss	121	128
Prior service (benefit) cost	(44)	(44)
Others	–	(18)

Net periodic benefit cost	¥490	556

(13)  Dividends
Based on the resolution for the payment of year-end dividends at the Board of Directors meeting held on May 26, 2011, Advantest paid cash dividends totaling ¥866 million, or ¥5 per share of common stock on June 2, 2011 to stockholders of record on March 31, 2011.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Based on the resolution for the payment of interim dividends at the Board of Directors meeting held on October 27, 2011, Advantest paid cash dividends totaling ¥866 million, or ¥5 per share of common stock on December 1, 2011 to stockholders of record on September 30, 2011.

(14) Accrued Warranty Expenses

Advantest’s products are generally subject to warranty, and Advantest provides an allowance for such estimated costs when product revenue is recognized. To provide for future repairs during warranty periods, estimated repair expenses over the warranty period are accrued based on the historical ratio of actual repair expenses to corresponding sales, and any facts and circumstances that occurred.

Changes in accrued warranty expenses for the nine months ended December 31, 2010 and 2011 were summarized as follows:

	Yen (Millions) nine months ended
	December 31, 2010	December 31, 2011

Balance at beginning of period	¥2,802	1,754
Acquisition of Verigy	–	205
Addition	1,952	2,494
Reduction	(2,261)	(2,292)
Translation adjustments	(14)	(10)

Balance at end of period	¥2,479	2,151

(15) Other income (expense)

Other income (expense) includes impairment losses on investment securities of ¥452 million and ¥32 million, and foreign exchange losses of ¥764 million and ¥294 million for the nine months and the three months ended December 31, 2010, respectively.
Other income (expense) includes impairment losses on investment securities of ¥1,454 million and ¥109 million, and foreign exchange losses of ¥1,646 million and ¥381 million for the nine months and the three months ended December 31, 2011, respectively.

(16) Operating Segment Information

Advantest manufactures and sells semiconductor and component test system products and mechatronics-related products such as test handlers and device interfaces.  Advantest also engages in research and development activities and provides maintenance and support services associated with these products. Advantest’s organizational structure consists of three reportable operating segments, which are the design, manufacturing, and sale of semiconductor and component test systems, mechatronics systems and services, support and others.  These reportable operating segments are determined based on the nature of the products and the markets. Segment information is prepared on the same basis that Advantest’s management reviews financial information for operational decision making purposes.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

Reportable operating segment information for the nine months and three months ended December 31, 2010 and 2011 was as follows:

	Yen (Millions)
	Nine months ended December 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥52,925	14,093	10,520	–	77,538
Inter-segment sales	1,269	48	–	(1,317)	–
Net sales	54,194	14,141	10,520	(1,317)	77,538
Operating income (loss) before stock option compensation expense	7,630	104	1,840	(3,511)	6,063
Adjustment:
Stock option compensation expense					110
Operating income (loss)					¥5,953

	Yen (Millions)
	Nine months ended December 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥67,016	14,513	13,626	–	95,155
Inter-segment sales	3,267	36	–	(3,303)	–
Net sales	70,283	14,549	13,626	(3,303)	95,155
Operating income (loss) before stock option compensation expense	1,667	(736)	1,149	(6,995)	(4,915)
Adjustment:
Stock option compensation expense					408
Operating income (loss)					¥(5,323)

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	Three months ended December 31, 2010
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥17,709	4,407	3,329	–	25,445
Inter-segment sales	498	44	–	(542)	–
Net sales	18,207	4,451	3,329	(542)	25,445
Operating income (loss) before stock option compensation expense	2,044	(121)	494	(1,149)	1,268
Adjustment:
Stock option compensation expense					55
Operating income (loss)					¥1,213

	Yen (Millions)
	Three months ended December 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Net sales to unaffiliated customers	¥20,352	4,472	5,871	–	30,695
Inter-segment sales	229	2	–	(231)	–
Net sales	20,581	4,474	5,871	(231)	30,695
Operating income (loss) before stock option compensation expense	(2,477)	(415)	1,021	(979)	(2,850)
Adjustment:
Stock option compensation expense					190
Operating income (loss)					¥(3,040)

Adjustments to operating income (loss) in Corporate principally represent corporate general and administrative expenses and research and development expenses related to fundamental research activities that are not allocated to operating segments.

Advantest uses the operating income (loss) before stock option compensation expense for management’s analysis of business segment results.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

	Yen (Millions)
	March 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Total assets	¥53,570	11,780	9,226	105,736	180,312

	Yen (Millions)
	December 31, 2011
	Semiconductor and Component Test System Business	Mechatronics System Business	Services, Support and Others	Elimination and Corporate	Total
Total assets	¥70,716	12,791	14,840	121,110	219,457

Total assets included in Corporate consist of cash and cash equivalents, assets for general corporate use and assets used for fundamental research activities, which are not allocated to reportable segments.

The company is currently evaluating the fair values to be assigned to assets and liabilities of Verigy at the acquisition date and therefore the goodwill is included in Corporate.

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

(17) Per Share Data
The following table sets forth the computation of basic and diluted net income (loss) per share for the nine months and the three months ended December 31, 2010 and 2011:

	Yen (Millions) except share and per share data
	Nine months ended	Nine months ended
	December 31, 2010	December 31, 2011
Numerator:
Net income (loss)	¥3,271	(7,732)

Denominator:
Basic weighted average shares of common stock outstanding	176,205,042	173,271,828
Dilutive effect of exercise of stock options	18,138	–

Diluted weighted average shares of common stock outstanding	176,223,180	173,271,828

Basic net income (loss) per share	¥18.56	(44.62)
Diluted net income (loss) per share	¥18.56	(44.62)

	Yen (Millions) except share and per share data
	Three months ended	Three months ended
	December 31, 2010	December 31, 2011
Numerator:
Net income (loss)	¥678	(3,193)

Denominator:
Basic weighted average shares of common stock outstanding	173,272,701	173,271,756
Dilutive effect of exercise of stock options	–	–

Diluted weighted average shares of common stock outstanding	173,272,701	173,271,756

Basic net income (loss) per share	¥3.91	(18.43)
Diluted net income (loss) per share	¥3.91	(18.43)

ADVANTEST CORPORATION AND SUBSIDIARIES Notes to Consolidated Financial Statements (Unaudited)

At December 31, 2010 and 2011, Advantest had outstanding stock options into 2,891,000 and 5,510,768 shares of common stock, respectively, which were anti-dilutive and excluded from the calculation of diluted net income per share but could potentially dilute net income per share in future periods.